================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)
                             -----------------------

                            PREDICTIVE SYSTEMS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    74036W102
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  APRIL 8, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

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301504106                                                          Page  2 of 26
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES             7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                  -0-
         WITH                   ------------------------------------------------
                                8       SHARED VOTING POWER

                                        6,687,517
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
301504106                                                          Page  3 of 26
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES             7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                  -0-
         WITH                   ------------------------------------------------
                                8       SHARED VOTING POWER

                                        6,687,517
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
301504106                                                          Page  4 of 26
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 57, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES             7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                  -0-
         WITH                   ------------------------------------------------
                                8       SHARED VOTING POWER

                                        6,687,517
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
301504106                                                          Page  5 of 26
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES             7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                  -0-
         WITH                   ------------------------------------------------
                                8       SHARED VOTING POWER

                                        6,687,517
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
301504106                                                          Page  6 of 26
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES             7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                  -0-
         WITH                   ------------------------------------------------
                                8       SHARED VOTING POWER

                                        6,687,517
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
301504106                                                          Page  7 of 26
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES             7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                  -0-
         WITH                   ------------------------------------------------
                                8       SHARED VOTING POWER

                                        6,687,517
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        6,687,517
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,687,517
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
301504106                                                          Page 8 of 26
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated May 17, 2001 (the "Original 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Predictive Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 19 West 44th St., New York, NY 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 54, L.P., a Delaware limited partnership ("GAP 54"), General Atlantic Partners 57, L.P., a Delaware limited partnership ("GAP 57"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), and GapStar, LLC, a Delaware limited liability Company ("GapStar" and, collectively with GAP, GAP 54, GAP 57, GAP 74 and GAPCO II, the "Reporting Persons"). The Reporting Persons are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

                  The general partner of each of GAP 54, GAP 57 and GAP 74 is GAP. GAP is also the sole member of GapStar. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern,

-----------------------------                      -----------------------------
301504106                                                          Page  9 of 26
-----------------------------                      -----------------------------


William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian P. Wendelstadt and John Wong (collectively, the GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO II. Mr. Bloom serves on the Board of Directors of the Company.

                  The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and
Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20191. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

-----------------------------                      -----------------------------
301504106                                                          Page 10 of 26
-----------------------------                      -----------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  This statement is being filed as a result of GAP 54, GAP 57, GAP 74, GAPCO II and GapStar (the "GA Signatories") entering into a Voting Agreement, dated April 8, 2003 (the "Voting Agreement"), with International Network Services, Inc., a Delaware corporation ("INS"), pursuant to which the GA Signatories agreed, among other things, to vote (and grant a proxy to the directors of INS to vote) all of the shares of Common Stock registered in the name of or beneficially owned by the GA Signatories (i) in favor of the approval of the Merger (as defined in Item 6 below) and the approval and adoption of the Merger Agreement (as defined in Item 6 below) and the transactions contemplated thereby and (ii) against any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement. The Voting Agreement and Merger Agreement are described in greater detail in Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP 54, GAP 57, GAP 74, GAPCO II and GapStar each own of record no shares of Common Stock, 4,559,458 shares of Common Stock, 349,918 shares of Common Stock, 628,054 shares of Common Stock, 1,102,399 shares of Common Stock and 47,688 shares of Common Stock, respectively, or 0%, 12.0%, 0.9%, 1.6%, 2.9% and 0.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

-----------------------------                      -----------------------------
301504106                                                          Page 11 of 26
-----------------------------                      -----------------------------


                  By virtue of the fact that (i) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II and (ii) GAP is the general partner of GAP 54, GAP 57 and GAP 74 and the sole member of GapStar, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 6,687,517 shares of Common Stock, or 17.5% of the Company's issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 6,687,517 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended and supplemented by the addition of the following:

-----------------------------                      -----------------------------
301504106                                                          Page 12 of 26
-----------------------------                      -----------------------------


                  The Company entered into an Agreement and Plan of Merger, dated April 8, 2003 (the "Merger Agreement"), with INS and Mid-West Acquisition Corp, a wholly-owned subsidiary of INS ("Merger Sub"), pursuant to which Merger Sub will be, subject to the closing conditions set forth in the Merger Agreement, merged with and into the Company (the "Merger"), with all of the outstanding capital stock of the Company being converted into the right to receive cash consideration, as set forth in the Merger Agreement. Pursuant to the Voting Agreement, the GA Signatories have agreed, among other things, to vote (and grant a proxy to the directors of Parent to vote) all of the shares of Common Stock registered in the name of or beneficially owned by the GA Signatories (i) in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and the transactions contemplated thereby and
(ii) against any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement. In addition, through and until the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms, the GA Signatories have agreed not to (1) transfer their shares of Common Stock and (2) except as permitted by the Merger Agreement, solicit alternative acquisition proposals for the Company.

                  The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to Exhibits 3 and 4, respectively, which are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy Attorney-In -Fact for GAP.

                  Exhibit 2: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

-----------------------------                      -----------------------------
301504106                                                          Page 13 of 26
-----------------------------                      -----------------------------


                  Exhibit 3: Agreement and Plan of Merger, dated April 8, 2003, by and among the Company, INS and Merger Sub (incorporated by reference to the company's Current Report on Form 8-K filed on April 9, 2003).

                  Exhibit 4: Form of Voting Agreement, dated April 8, 2003, by and among INS and the GA Signatories.

-----------------------------                      -----------------------------
301504106                                                          Page 14 of 26
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 10, 2003.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 54, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 57, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact

-----------------------------                      -----------------------------
301504106                                                          Page 15 of 26
-----------------------------                      -----------------------------


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its sole member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact